SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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August 15, 2024

VIA EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Ms. Marion Graham

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)
Registration Statement on Form F-1 (File No. 333-281054)

Dear Ms. Kessman, Mr. Littlepage, Ms. Graham and Mr. Kauten:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 14, 2024, on the Company’s registration statement on Form F-1 filed on July 26, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 15, 2024

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 2 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) including certain exhibits thereto and a free writing prospectus relating to the changes reflected in the Revised Registration Statement via EDGAR with the Commission.

The Company respectfully advises the Commission that the Company plans to request that the Commission declare the effectiveness of the Revised Registration Statement on or about August 20, 2024, and will file the joint acceleration requests (the “Acceleration Requests”) in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

Comments in Letter Dated August 14, 2024

Registration Statement on Form F-1 filed July 26, 2024

Corporate History and Structure, page 15

1. We note your disclosure that Guangzhou Wenyuan Zhixing Technology Co., Ltd. established wholly-owned subsidiaries in various cities, including Guangzhou, Shenzhen, Wuhan, Nanjing, Beijing, Shanghai, Zhengzhou, Wuxi, Xi’an, Anqing and Chongqing. Please revise to include these subsidiaries in your organizational chart or advise.

The Company respectfully advises the Staff that the wholly-owned subsidiaries of Guangzhou Wenyuan Zhixing Technology Co., Ltd. that were established in the following cities are significant subsidiaries, and have been included in the organizational chart accordingly: (i) Guangzhou (Guangzhou Jingqi Technology Co., Ltd.); (ii) Shenzhen (Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.); (iii) Nanjing (Wenyuan Suxing (Jiangsu) Technology Co., Ltd.); (iv) Beijing (Wenyuan Jingxing (Beijing) Technology Co., Ltd.); (v) Shanghai (Shanghai Wenyuan Zhixing Technology Co., Ltd.); and (vi) Wuxi (Wuxi WeRide Intelligent Technology Co., Ltd.). The Company respectfully advises the Staff further that none of the wholly-owned subsidiaries of Guangzhou Wenyuan Zhixing Technology Co., Ltd. established in Wuhan, Zhengzhou, Xi’an, Anqing and Chongqing is a significant subsidiary under Rule 1-02(w) of Regulation S-X. Therefore, the Company did not include these entities in the organizational chart.

2. Please revise to include a brief description of the director nomination rights of Tonyhan Limited, Yanli Holdings Limited and Alliance Ventures, B.V. Also, disclose that there is no minimum share ownership threshold for these entities to retain their director nomination rights and clarify the circumstances under which these entities would be entitled to appoint more than two directors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 15, 2024

Permissions Required from the PRC Authorities for This Offering, page 17

3. We note your disclosure that you “have completed the filings with the CSRC for this offering and the CSRC published the filing results on August 25, 2023.” Please disclose that the Company has a one-year period from the date of the published filing results to complete the overseas issuance. Discuss the consequences that will result if the offering is not completed prior to August 25, 2024. In addition, if your offering does close prior to the August 25, 2024 deadline, discuss whether there is any risk that the CSRC could still object to material changes to the offering that have occurred since August 25, 2023.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 69 and 70 of the Revised Registration Statement.

Cash Flows through Our Organization, page 18

4. We note your disclosure that “If our wholly-owned subsidiaries in mainland China realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to WeRide HongKong Limited. WeRide HongKong Limited, in turn, may transfer cash to WeRide Inc. through dividends or other distributions. With necessary funds, WeRide Inc. may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of mainland China.” With regard to this statement, disclose the specific statutory conditions and procedures necessary for your wholly-owned subsidiaries in mainland China to distribute earnings to WeRide HongKong Limited. Disclose if your subsidiaries in mainland China have made any distributions to entities outside of mainland China.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Registration Statement.

5. We note your table on page 19 shows “Repayment from subsidiaries to WeRide Inc.” Disclose which subsidiaries provided the repayment and if they are in mainland China.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Registration Statement.

VIE Consolidation Schedule, page 21

6. Please explain the reasons for the elimination of your VIE corporate structure. In doing so, discuss how foreign direct investment in your autonomous driving technology is permissible under the Foreign Investment Law of the People’s Republic of China. Discuss whether any other non-PRC holding companies controlling PRC operating companies principally employing autonomous driving technology operate without a VIE structure, and whether the CSRC or any other PRC governmental entity has ever approved the direct foreign ownership of a PRC company developing autonomous driving technology. Additionally, revise your disclosure under “Regulations,” to disclose how your business is regulated under the Catalog of Industries for Foreign Investment.

U.S. Securities and Exchange Commission

August 15, 2024

In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 178 of the Revised Registration Statement. The Company respectfully advises the Staff that it conducted a survey of non-PRC holding companies controlling PRC operating companies principally employing autonomous driving technology, and identified the following two companies who operate in the autonomous driving business without a VIE structure: (i) Black Sesame International Holding Limited, whose securities are trading on the Stock Exchange of Hong Kong Limited under stock code 02533; and (ii) Horizon Robotics, who has filed its application proof with the Stock Exchange of Hong Kong Limited. Both of these two companies operate their autonomous driving business without a VIE structure. In addition, both of the two companies have received filing notices from the CSRC for their initial public offering on the Stock Exchange of Hong Kong Limited, indicating that the CSRC has approved the direct foreign ownership of a PRC company developing autonomous driving technology.

Risk Factors

Risks Related to Our Business and Industry, page 34

7. Please add a risk factor that quantifies the total amount of government grants and subsidies for the periods presented and describes any risks related to these grants and subsidies including if they are withdrawn or result in the imposition of tariffs or other non-tariff trade barriers by other jurisdictions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 49 of the Revised Registration Statement.

Our business generates and processes a large amount of data..., page 40

8. We note your disclosure that as of the date of the prospectus you are not in possession of more than one million users’ personal information. Please expand this risk factor to discuss potential regulatory challenges associated with the growth of your business including, but not limited to, becoming subject to a cybersecurity review by the CAC. Also, clarify whether any third parties store this information on your behalf and, if so, disclose any risks associated with this arrangement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 43 of the Revised Registration Statement.

The Company respectfully advises the Staff that, on December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of network platforms that are in possession of more than one million users’ personal information must apply for a cybersecurity review when seeking to list their securities in other countries. The Company respectfully advises the Staff that the aforementioned requirement of applying for a cybersecurity review only applies in situations where a company is seeking to list its securities in other countries. After this listing is completed, even if the Company becomes in possession of more than one million users’ personal information, this requirement will not apply, unless the Company seeks to list its securities in countries other than the U.S. and China in the future. As of

U.S. Securities and Exchange Commission

August 15, 2024

the date of this prospectus, the number of users involved in the personal information held by the Company is far less than one million. Therefore, the risk that the Company may become subject to cybersecurity review due to this offering is remote. However, if the Company plans to list on other foreign stock exchanges in the future, and if by that time the Company possesses more than one million users’ personal information, the Company will be obligated to apply for a cybersecurity review. The Company has revised the disclosure on page 43 of the Revised Registration Statement to disclose the risks associated with being subject to a cybersecurity review in connection with its future listing plans.

We are subject to export control, sanctions, trade policies and similar laws and regulations..., page 50

9. Please provide an analysis supporting your belief that your autonomous driving technology does not implicate any filing requirement with the Committee on Foreign Investment in the United States and incorporate such analysis into your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 54 of the Revised Registration Statement.

China’s M&A Rules and certain other PRC regulations..., page 66

10. Clarify, if true, that the consummation of your initial public offering does not conflict with any of the regulations referred to in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations Key Components of Results of Operations, page 101

11. Please provide a product sales table similar to your table on page 111 that also includes information for the six months ended June 30, 2023 and 2024.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Revised Registration Statement.

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023, page 108

12. We note your disclosure that product revenue increased primarily due to the increase in the sales of robobuses and robosweepers, partially offset by the decrease in the sales of robotaxis. Please expand your disclosure to state the underlying reason(s) for the fluctuation in sales of these products.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 15, 2024

13. We note that gross profit margin decreased due to fluctuation of revenue mix with more products with lower profit margins, like robobuses, sold in the six months ended June 30, 2024. To help investors understand your margins please consider disclosing gross profit margins for each type of product and services sold.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Registration Statement.

Liquidity and Capital Resources, page 117

14. You disclose on page 127 that as of June 30, 2024, you had cash and cash equivalents denominated in U.S. dollar amounting to US$10.5 million. However, disclosure on page 118 states you had cash and cash equivalents of US$251.7 million and that 90% were denominated in U.S. dollars as of June 30, 2024. These two statements appear to contradict each other. Please explain and revise accordingly.

The Company respectfully advises the Staff that:

(i)

the US$10.5 million represents the cash and cash equivalents denominated in U.S. dollars held by the Company’s subsidiaries in mainland China. Such cash and cash equivalents in mainland China are exposed to foreign exchange risk;

(ii)	the US$251.7 million represents the total amount of cash and cash equivalents held by the Company and its subsidiaries; and

(iii)

the 90% represents the percentage of the Company and its subsidiaries’ cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL that were denominated U.S. dollars as a percentage of all of the Company and its subsidiaries’ cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL.

The Company has revised the disclosure on pages 125 and 134 of the Revised Registration Statement.

15. It appears that as of June 30, 2024, 25.4% of your cash and cash equivalents are held in mainland China and that 90% is denominated in U.S. dollars. Please confirm whether some of your cash and cash equivalents that are denominated in U.S. dollars are held in mainland China banking institution(s).

The Company confirms that some of its cash and cash equivalents denominated in U.S. dollars are held in mainland China banking institutions. Further, the Company has revised the disclosure on page 125 of the Revised Registration Statement to clarify that the 25.4% represents the percentage of cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL held in mainland China banking institutions as a percentage of all the cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL as of June 30, 2024.

16. We note based on your cash concentration disclosure on page F-101 that RMB862,572,000 of your total cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL are maintained in U.S. financial institutions. We also note that your cash and cash equivalent balance at June 30, 2024 is RMB 1,828,943,000. Please reconcile your cash concentration disclosures on page F-101 to your statement on page 118 that “cash and cash equivalents outside mainland China was held primarily in the United States.” Also, please provide a reference in the liquidity section to your cash concentration disclosures in the financial statements.

U.S. Securities and Exchange Commission

August 15, 2024

The Company respectfully advises the Staff that the Company has revised the disclosure on page 125 of the Revised Registration Statement to clarify that its cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL as of June 30, 2024 outside mainland China was held primarily in the HongKong SAR. Such statement reconciles with the cash concentration disclosure on page F-101 as follows:

		As of June 30, 2024
		RMB’000
RMB denominated:
Financial institutions in the PRC		414,978
USD denominated:
Financial institutions in the PRC		652,097
Financial institution in Hong Kong SAR	a	2,262,697
Financial institution in the U.S.	b	862,572
Financial institution in Singapore	c	1,415
Financial institution in the Middle East	d	2,696
Financial institution in the Germany	e	193

Total (f=a+b+c+d+e)	f	3,129,573

Percentage (g=a/f)	g	72%

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Revised Registration Statement and provided a reference in the liquidity section to the cash concentration disclosures of Note 21(c) in the unaudited condensed consolidated financial statements.

17. Please disclose the terms and conditions of the government grants received and anticipated to be received. Clarify which countries provided the grants and the currency received. Also, disclose the cash flows from government grants for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of the Revised Registration Statement to disclose the terms and conditions of the government grants received and anticipated to be received and the cash flows from government grants for each period presented. The Company respectfully advises the Staff that almost all the grants were provided by government in mainland China and received in Renminbi.

Regulatory and Market Environment of Autonomous Driving, page 131

U.S. Securities and Exchange Commission

August 15, 2024

18. We note your disclosure that “WeRide’s autonomous driving vehicles are test running and conducting commercial pilots in 30 cities and seven countries across Asia, the Middle East and Europe” and “[i]n April 2021, the California DMV issued [the company] a permit that allows [the company] to test [y]our autonomous driving vehicles on public roads.” While your disclosure provides that you have not collected any consumer data in the United States, it is unclear whether you have tested your vehicles in the United States. Please revise your disclosure throughout to reflect your current and planned operations in the United States. If your plans include the United States markets, please include a risk factor highlighting potential impediments, such as a recent Reuters news report indicating that the U.S. Commerce Department is expected to propose barring Chinese software in autonomous vehicles in the U.S. in the coming weeks. In the event you have collected physical data in the United States, revise the “Regulations” section to reflect any obligations related to the collection and storage of such data. Additionally, as the disclosure concerning the permit is dated, please provide updated information concerning currently issued permits in the United States or elsewhere including your recent permit from California that allows you to test your vehicles on public roads while carrying passengers.

The Company respectfully advises the Staff that the U.S. has not been, and will not be, a market for the Company’s products or services. In addition, the Company considers its testing activities in the U.S. not material as the number of testing vehicles and the amount of testing mileage are both less than 2% of the Company’s testing activities as a whole. In response to the Staff’s comment, the Company has revised the disclosure on pages 57, 174 and 175 of the Revised Registration Statement to summarize the Company’s business in the U.S.

As disclosed in the prospectus, currently, the Company has not offered any services to the general public in the United States and has not collected any consumer information there. The Company only collects data for road testing and training purposes. As such, the Company is not subject to any specific current federal or state laws or regulations pertaining to the collection, storage or other processing of such data in the United States.

In response to the Staff’s comment, the Company has revised the disclosure on pages 158 of the Revised Registration Statement to discuss the permits that the Company currently holds. The Company respectfully advises the Staff that the recently obtained permit in California does not change the Company’s intention of not making the U.S. a market for the Company’s products or services or not collecting any consumer information in the United States.

Regulations, page 170

19. To help investors understand the regulatory environment in each of the countries in which you operate, please revise this section to discuss the effects of the various data privacy regulations on your business beyond the regulations in mainland China with a view towards understanding how the regulations are applicable to you.

The Company respectfully advises the Staff that the Company does not collect or store any customer’s personal information outside of mainland China, Therefore, the data privacy regulations in jurisdictions outside mainland China is not material to the Company.

In mainland China, the Company offers robotaxi services through the Company’s own online platform and collects personal information from customers as a result.

U.S. Securities and Exchange Commission

August 15, 2024

Outside of mainland China, the Company does not own or operate online ride hailing platforms. Instead, the Company sells or leases its autonomous vehicles to local operators. As such, the Company does not collect or store consumer personal information outside of mainland China. The sensor suite on the autonomous driving vehicles produced or serviced by the Company may capture certain personal information of other traffic participants, such as license plate number or human face. Such data are subject to the data privacy regulations in the jurisdictions outside of mainland China where the Company operates, including the European Union and Singapore. The Company has revised the disclosure on pages 199 and 200 of the Revised Registration Statement to summarize the applicable data privacy regulations in the European Union and Singapore. The Company respectfully advises the Staff that such personal information will be automatically removed through an onboard desensitization program and will not leave the vehicles. As such, the Company believes that its practice in the processing of personal information of other traffic participants captured by the autonomous driving vehicles is in compliance with the applicable data privacy laws in the European Union and Singapore.

Consolidated Statements of Profit or Loss, page F-23

20. We note your statement on page 166 that you hired R&D data processing staff in order to provide processing services to your customers. In this regard, tell us how you considered whether R&D data processing services should be included in cost of services versus R&D expense in your Consolidated Statement of Profit or Loss. We note R&D data processing staff make up 60% of your employees.

The Company respectfully advises the Staff that the R&D data processing staff provide data processing services to the Company’s customers and data processing for internal research and development activities. The expenses associated with these R&D data processing staff were allocated among cost of services and research and development expenses in the consolidated statement of profit or loss, based on hours worked.

General

21. We have reviewed the Company’s proposed risk factor relating to its status under the Investment Company Act of 1940 (the “Act”) pursuant to prior comment 6. Please further expand the risk factor to provide more disclosure of the Company’s view of its “investment company” status under the Act in light of its current status under section 3(a)(1)(A) and 3(a)(1)(C) of the Act and the Company’s intent to rely on Rule 3a-8.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Revised Registration Statement.

*    *    *

U.S. Securities and Exchange Commission

August 15, 2024

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Chief Financial Officer, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP